Mail Stop 3720

March 22, 2006

Keith S. Barton
Chief Executive Officer
Pinewood Imports, Ltd.
1611 Gate Creek Drive
Pearland, TX 77258

      Re: **Pinewood Imports, Ltd.**
              Form SB-2
              Filed February 27, 2006
              File No. 333-132056

Dear Mr. Barton:

We have reviewed your filing and have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Prospectus Summary, page 2

1.   Please revise to highlight briefly and more clearly here, as you explain elsewhere, the following:

- You only recently commenced operations. Disclose the date on which you commenced operations.
- Your two employees, who are also your directors, will devote only _____ hours per week to your business. We note your disclosure on page 29.

- Disclose the aggregate percentage ownership that your directors, their affiliates and your counsel will hold following this offering. We note your disclosure on page 13 that your president will own 84% of your stock following this offering.

2. Please revise to eliminate legal, technical and business jargon from the prospectus summary and to reduce the amount of jargon elsewhere in the prospectus. See Rule 421(d) under the Securities Act. Examples of statements that you should replace with everyday language include:

- "C corporation." Revise to clarify when you commenced operations and explain the change in corporate form more clearly in everyday language.
- "finger joined blanks." In addition to using this precise term, please disclose what these are in everyday language.
- "appearance grade products"

Risk Factors, page 4

3. We note that your business primarily involves the import of wood from Brazil. We also note the global environmental concerns relating to deforestation of the Brazilian rainforests. If relevant and material, consider including a risk factor highlighting the economic effect these concerns could have on your business due to increased public awareness that comes with being a public company.

Pinewood has too limited of an operating history …, page 4

4. This risk factor is too vague in that it does not permit investors to evaluate the magnitude and nature of the risk because it does not provide sufficient, concrete detail about what these risks are and what adverse consequences will happen to investors if the risk materializes. This risk factor is also too generic because the risk factor could apply to any business in any industry. Revise to explain more clearly how this risk relates to you, your offering or your industry. Many of your other risk factors are similarly too vague and generic. Please revise to provide more specific risk factor disclosure for this and your other risk factors.

Pinewood has limited financial resources …, page 4

5. Please revise to quantify the amount of financing you will need to implement your business plan. Also disclose the amount of additional financing you will require to remain in operations for the next twelve months.

<u>The industry in which we compete is highly cyclical …, page 6</u>

6.   This risk factor as currently written is too vague in that it does not provide sufficient specific detail for investors to evaluate the nature and magnitude of the risk. Please revise to clarify briefly how frequently these cycles occur and what magnitude of sales fluctuation occurs in these cycles.

<u>All of our purchases have been made from one unaffiliated supplier located in Brazil …, page 7</u>

7.   Please revise to name this principal supplier. See Item 101(b)(5) of Regulation S-B. Also revise to describe the risks stemming from your lack of a written, binding agreement with this supplier.

<u>A substantial portion of our revenue is derived from a very limited</u>
<u>number of customers …, page 7</u>

8.   Revise to name the customers who accounted for 10% or more of your revenue. In this regard, we note your disclosure on page 27 that there are four such customers.

<u>Our articles of incorporation provide for indemnification of officers and directors at</u>
<u>our expense…, page 8</u>

9.   Revise the second paragraph of this risk factor to clarify that "this type of indemnification" is a reference to indemnification for federal securities law liabilities.

<u>Any market that develops in shares of our common stock will be subject to the penny stock</u>
<u>restrictions …, page 9</u>

10.   This risk factor bundles multiple distinct risks under one heading, including the risk that penny stock regulations may reduce the liquidity of any market for your shares and the risk that the market for penny stocks has suffered from fraud and abuse. In order to adequately highlight each distinct risk, please revise to provide separate captions for each risk.

11.   Also, it is not clear how your lack of a safe harbor for forward-looking statements poses a risk to investors. Please revise to clarify.

<u>We may be exposed to potential risks resulting from…, page 13</u>

12.   If true, indicate that your independent auditors have identified your understaffing as a material weakness in your internal control over financial reporting.

Because we are not subject to compliance with rules …, page 14

13.   Please revise to clarify that, since your directors are not independent and you do not have an independent audit committee, your directors will determine their own compensation levels. In addition, clarify whether you intend to implement corporate governance measures relating to director independence voluntarily.

The costs to meet our reporting and other requirements as a public company …, page 14

14.   Please revise to state more clearly that your estimated annual costs of being a reporting company, at $50,000, are significantly greater than your historical annual net income of about $23,000.

Use of Proceeds, page 15

15.   Please revise to disclose how you used or will use the proceeds of your sales of these shares to the selling shareholders.

Determination of Offering Price, page 16

16.   Please revise to provide more detail as to what factors you considered in determining the offering price. See Item 505 of Regulation S-B. In this regard, we note your disclosure on page 16 that "we selected $.01 per share which was the nearest full cent higher than the price per share paid by our 39 other stockholders (excluding our president)." In your revisions, clarify how you determined this offering price, considering that your first risk factor on page 4 indicates that, after this offering, you will be "underfunded."

Management's Discussion and Analysis or Plan of Operation, page 19

17.   Please revise to provide more discussion and analysis of trends and uncertainties in your operating results. Also, please identify and quantify each material factor that contributes to a change in a reported result. Although we give specific examples below, we believe you should generally revise your Management's Discussion and Analysis and Liquidity discussions to provide more quantitative detail and to better explain the impact of these trends and uncertainties. In revising your Management's Discussion and Analysis, please consider Sections III.B.3 and III.B.4 of Securities Act Release No. 33-8350 (December 19, 2003), which is available on our web site at http://www.sec.gov/rules/interp/33-8350.htm. For example:

- Explain what factors contributed to the decrease in your cost of revenue as a percentage of total sales and disclose your expectations as to whether this is a trend that will continue.

- Disclose and analyze in greater detail what factors led to the increase in compensation to your president, as a percentage of total sales, and your expectations as to whether this is a trend that will continue.
- Under Liquidity on page 21, provide more specific discussion and analysis as to how you expect to pay offering costs, costs associated with being a public company and costs involved in hiring additional employees (page 29) since those costs are significantly greater than your historical net income and you do not plan to grow your business.

18.   We note your disclosure that you expect to continue to rely upon a small number of companies for the indefinite future. Clarify, if true, that you expect little growth in revenues.

19.   Clarify whether you are currently pursuing additional financing. We note your conflicting statements in MD&A. The last paragraph before "Liquidity" seems to imply that you are seeking financing while the second paragraph under "Liquidity" indicates that you do not need additional funding.

20.   We note your disclosure that you do not have a "capital intensive business plan." Clarify what type of business plan you have.

Recent Accounting Pronouncements, page 22

21.   We note your disclosure regarding the SEC's advisory committee on small business's recommendation concerning the application of Section 404 of the Sarbanes-Oxley Act to small businesses. As this is not even a SEC proposed rule change, it is unclear what the purpose and possible effect of this disclosure is to the company. Please clarify or remove.

Critical Accounting Policies, page 22

22.   You have listed revenue recognition and accounting for income taxes as critical accounting policies. However, there is no discussion as to why the application of these policies involve estimates of management that are subject to a We note your disclosure that you expect to continue to rely upon a small number of companies for the indefinite future. Clarify, if true, that you expect little growth in revenues.

Business, page 24

23.   It is difficult to follow your Business discussion because it is disorganized and does not begin with a discussion of your business. For example, on page 24 you begin discussing your relationship with Reflorestadores, then you discuss pine forests in Brazil and Reflorestadores' operations in Brazil for several paragraphs, followed by a discussion of the residential building materials distribution industry in general. You do not discuss your products until the middle of page 26. Please revise to begin by discussing your products and operations and provide separate descriptive headings for your discussions of your operations, your relationship with Reflorestadores, the industry in which you operate, etc.

24.   Explain the reference to Reflorestadores being "a vertically integrated producer." Also, clarify the determining factors as to whether the company acts a purchaser or distributor of wood products from Reflorestadores.

Directors, Executive Officers, Promoters and Control Persons, page 29

Possible Potential Conflicts, page 29

25.   Please revise to state the number of hours per week that each of your officers will devote to your business. Also state more clearly whether they will also work for businesses that compete with you, are your suppliers or your customers.

26.   Since you have only two directors, explain how deadlocks will be resolved on board votes.

Summary Compensation Table, page 33

27.   It is not clear why the amounts disclosed for Mr. Baron under "other annual compensation" are not considered salary. Please clarify in your response letter or revise accordingly.

Principal Shareholders, page 33

28.   Please revise to use footnotes rather than endnotes. Your current disclosure suggests that there are footnote references but no corresponding footnotes.

Financial Statements

Auditors Report, page F-1

29.   The audit report is addressed to the Board of Directors of Pinewood, Inc. of New York, NY. Further, the audit report implies that an audit of Pinewood, Inc.'s financial statements was performed. However, you have presented the financial statements of Pinewood Imports, Ltd. Note that Item 310 of Regulation S-B requires a presentation of the audited financial statements of the registrant, Pinewood Imports, Ltd. Please revise or advise.

Financial Statements, page F-2

30.   Please update the financial information included in your filing in accordance with the requirements of Item 310(g) of Regulation S-B.

Note 2 – Summary of Significant Accounting Policies

(f) Revenue Recognition, page F-8

31.   Please disclose at which point you recognize revenue, FOB shipping point or FOB destination.

Note 4 – Related Party Transactions, page F-10

32.   You disclose the sale of 100,000 shares of your common stock to your secretary/treasurer in December 2005 for $100. On page 34, you disclose a sale of 50,000 shares of common stock to your secretary/treasurer in December 2005 for $500. Please tell us the number of shares and the sale price for all stock sold to your secretary/treasurer. Please revise your disclosures or advise us why you do not believe changes are necessary.

33.   Tell us how you considered applicability of APB 21 in recording imputed interest expense in connection with the $63,291 loan payable due to your president.

Note 7 – Subsequent Events, page F-11

34.   You disclose that the sale of 700,000 shares at $0.001 per share includes 50,000 shares sold to your secretary/treasurer. On page 34, you disclose a sale of 50,000 shares of common stock to secretary/treasurer for $500, or at $.01 per share. Please advise us the correct amount(s) and revise pages 3, 22, 34, and F-11 accordingly.

Part II - Information not Required in Prospectus, page 41

Item 28. Undertakings, page 42

35.   Your offering appears to be subject to Rule 430C. Therefore, in your amended filing, please revise to include the new undertaking in Item 512(g)(2) of Regulation S-B, which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site at http://www.sec.gov/rules/final/33−8591fr.pdf.

Exhibit 5.1

36.   Please have counsel revise to clarify whether the opinion covers 1,583,500 or 1,583,000 shares. Since you are registering resales of 1,583,500 shares, it appears that the opinion should cover that amount.

Exhibit 23.1

37.   Please tell us why the consent of Independent Registered Public Accounting Firm is addressed to the Board of Directors of Southridge Technology Group, Inc.

* * * * *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director